GEOLOGIST'S CERTIFICATE

I, Murray Jones, P.Geo., do hereby certify:

THAT I am a Professional Geoscientist with offices at 200-900 West Hastings Street and residing at 8606 144A St., Surrey, British Columbia, Canada.

THAT I am an author of the Technical Report entitled "2010 TECHNICAL REPORT ON THE ROCK AND ROLL PROPERTY" and dated February 23rd, 2011, relating to the Rock and Roll property (the "Technical Report"). In particular, I am author of Sections 4-16 of this report and joint author of Sections 1-3 and 18-19. I have examined the property in the field from October 10-30, 2009 and September 18-28, 2010.

THAT I am a member in good standing (#20063) of the Association of Professional Engineers and Geoscientists of British Columbia.

THAT I graduated from the University of British Columbia with a Bachelor of Science (Honours) degree in geology in 1982, and from the University of Ottawa with a Master's of Science degree in geology in 1992, and I have practiced my profession continuously since 1982.

THAT since 1982, I have been involved in mineral exploration for gold, silver, copper, lead, zinc, cobalt, nickel and tin in Canada, the United States, Argentina, and the Solomon Islands.

THAT I am a Consulting Geologist and project geologist for Equity Exploration Consultants Ltd., a geological consulting and contracting firm, and have been so since April 1997.

THAT I have read the definition of "independence" set out in Part 1.4 of National Instrument 43-101 ("NI 43-101") and certify that I am independent of Pacific North West Capital Corp..

THAT I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

THAT as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

THAT I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form. I am responsible for Sections 4 to 16 of this report.

THAT I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at Vancouver, British Columbia, this 1st day of March, 2011.

PROFESSIONAL PROVINCE OF M. I. JONES BRITISH COLUMBIA GEOSCIENTIST

Murray Jones, M.Sc., P.Geo..